SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 21, 2002

SCOR
 (Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 21, 2002

SCOR (Registrant)

By:	/s/ MAURICE TOLEDANO
Maurice Tolédano, Principal Financial Officer

SCOR removed from Creditwatch and rated “A” with stable outlook by Standard & Poor’s

SCOR has noted the press release issued on October 21st, 2002, by Standard & Poor’s which announces its decision to lower its long-term financial strength and counterparty credit ratings on SCOR and subsidiaries to single “A” with a stable outlook and to remove them from Creditwatch.

The new rating should be seen in the context of Standard & Poor’s vision of the reinsurance industry as a whole.

The Group is confident that, as recognised by Standard & Poor’s, its strong business position and very strong brand, will enable it to benefit fully from the current positive market environment for the reinsurance industry.